SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

VITACOST.COM, INC.

(Name of Subject Company)

VITACOST.COM, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

92847A200

(CUSIP Number of Class of Securities)

Mary Marbach

Chief Legal Officer and Corporate Secretary

Vitacost.com, Inc.

5400 Broken Sound Blvd. NW – Suite 500

Boca Raton, Florida 33487-3521

(561) 982-4180

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Robert Sanchez, Esq.

Daniel Peale, Esq.

Wilson Sonsini Goodrich & Rosati

1700 K Street, NW, Fifth Floor

Washington, DC 20006

(202) 973-8800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on July 18, 2014, as amended by Amendment No. 1 filed on August 1, 2014 (as previously filed with the SEC and as amended and supplemented from time to time, the “Schedule 14D-9”) by Vitacost.com, Inc., a Delaware corporation (“Vitacost” or the “Company”), relating to the offer (the “Offer”) by Vigor Acquisition Corp., a Delaware corporation (“Purchaser”), and wholly owned subsidiary of The Kroger Co., an Ohio corporation (“Kroger”), as set forth in a Tender Offer Statement filed by Kroger and Purchaser on Schedule TO, dated July 18, 2014, as amended by Amendment No. 1 filed on August 1, 2014 (as previously filed with the SEC and as amended and supplemented from time to time, the “Schedule TO”) to purchase all of the outstanding shares of common stock, par value $0.00001 per share, of the Company (the “Shares”) at a purchase price of $8.00 per Share, net to the holder thereof in cash, without interest and subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 18, 2014 and the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) thereto. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 2.

This Amendment No. 2 is being filed to reflect certain updates as reflected below.

Item 4. The Solicitation or Recommendation.

Item 4, “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented as follows:

By inserting the following sentences at the end of the first paragraph on page 11 in the section entitled “Background and Reasons for the Vitacost Board’s Recommendation—Background”

“After discussion among members of the Vitacost Board, management and Jefferies, the Vitacost Board determined initially to focus on potential strategic buyers in connection with Vitacost’s third-party solicitation process given, among other factors, Vitacost’s lack of near-term cash flow and the perceived difficulty this would present in supporting the leverage expected to be required by a financial buyer for acquisition financing.”

By inserting the following two new paragraphs after the first paragraph on page 11 in the section entitled “Background and Reasons for the Vitacost Board’s Recommendation—Background”:

“In early January 2014, a representative of Osmium Partners contacted Mr. Kumin to express his displeasure with the Company’s financial and operational performance and his desire to nominate a director to the Vitacost Board.

On January 14, 2014, Osmium Partners and certain affiliates filed a Schedule 13D reporting beneficial ownership of 8.2% of Vitacost’s outstanding stock. The Schedule 13D stated that the shares were acquired for investment purposes in the ordinary course of business and that the filing entity may engage in discussions with Vitacost regarding a broad range of topics.”

By amending and restating the fourth paragraph on page 11 in the section entitled “Background and Reasons for the Vitacost Board’s Recommendation—Background” in its in entirety as follows:

“From January 15 through March 6, 2014, a total of 23 strategic buyers were contacted to gauge their interest in entering into discussions regarding a potential transaction with Vitacost. Eleven of such parties, including Kroger expressed interest in pursuing discussions regarding a potential transaction with Vitacost and entered into confidentiality agreements with Vitacost to facilitate further discussions. Five of such parties ultimately participated in diligence meetings with Vitacost management. Each of the confidentiality agreements included a standstill provision, five of which were suspended upon the execution of the Merger Agreement. Of the remaining confidentiality agreements, all but one contains standstill provisions substantially similar to the standstill provision contained in the confidentiality agreement between Kroger and the Company, which is filed as Exhibit (e)(7) to the Schedule 14D-9 and incorporated by reference herein. On August 8, 2014, the Company provided written notice to each of the counterparties to those confidentiality agreements of the Company’s understanding and intent to interpret the confidentiality agreements as permitting the counterparties to privately request a waiver of the standstill obligations. In addition, on August 8, 2014, the Company provided written notice to the counterparty to the other remaining confidentiality agreement that the Company would interpret that agreement as only prohibiting the counterparty from publicly requesting permission to make a proposal to acquire the Company.”

By amending and restating the last sentence of the sixth paragraph on page 11 in the section entitled “Background and Reasons for the Vitacost Board’s Recommendation—Background” in its in entirety as follows:

“Thereafter, a representative of Jefferies contacted Mr. Schlotman and, in accordance with the directives of the Vitacost Board, provided Kroger with information containing, on a no-names basis, a business and financial profile of Vitacost based on publicly available information. Mr. Schlotman indicated that Kroger would be interested in receiving additional information and subsequently Kroger executed a confidentiality agreement with Vitacost and received non-public information relating to Vitacost.”

By amending and restating the second sentence of the first paragraph on page 12 in the section entitled “Background and Reasons for the Vitacost Board’s Recommendation—Background” in its in entirety as follows:

“Following the issuance of the press release, in-bound interest was received from another 10 parties (including approximately six financial buyers).”

By amending and restating the fifth paragraph on page 12 in the section entitled “Background and Reasons for the Vitacost Board’s Recommendation—Background” in its in entirety as follows:

“On March 19, 2014, representatives of Party C informed representatives of Jefferies that Party C had determined not to continue discussions with Vitacost regarding a potential transaction at that time, indicating, among other factors, uncertainty regarding Vitacost’s margin expansion strategy and a focus on other initiatives.”

By amending and restating the tenth paragraph on page 12 in the section entitled “Background and Reasons for the Vitacost Board’s Recommendation—Background” in its in entirety as follows:

“On April 3, 2014, representatives of Party B contacted representatives of Jefferies and indicated that Party B had determined not to continue discussions regarding a potential transaction with Vitacost at that time, indicating, among other factors, uncertainty regarding Party B’s ability to improve Vitacost’s profitability to an acceptable level for Party B and a focus on other initiatives.”

By amending and restating the first paragraph on page 13 in the section entitled “Background and Reasons for the Vitacost Board’s Recommendation—Background” in its in entirety as follows:

“Thereafter, representatives of Party D informed representatives of Jefferies that Party D had determined not to continue discussions with Vitacost regarding a potential transaction at that time, indicating, among other factors, uncertainty regarding Party D’s ability to realize a level of potential synergies required to achieve Party D’s profitability objectives.”

By inserting the following sentences after the third sentence of the fifth paragraph on page 14 in the section entitled “Background and Reasons for the Vitacost Board’s Recommendation—Background”:

“In addition, Jefferies discussed with the Vitacost Board, among other things, certain changes to its valuation approach, including the use of a perpetuity growth rate approach rather than an EBITDA exit multiple approach when evaluating Vitacost on the basis of a discounted cash flow analysis. Jefferies noted for the Vitacost Board that utilizing EBITDA exit multiples of 7.5x to 9.5x and a discount rate range of 14.0% to 16.0% implied a per Share equity value reference range for Vitacost of approximately $8.43 to $10.53 per Share and a perpetuity growth rate range of approximately 6.3% to 8.0% which, in Jefferies’ professional judgment, was an unrealistic implied growth rate range to assume for Vitacost in perpetuity.”

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

Item 5 of the Schedule 14D-9 is hereby amended and supplemented as follows:

By adding the following new sentence after the first sentence of the first paragraph on page 26 in the section entitled “Person/Assets, Retained, Employed, Compensated or Used”:

“Jefferies would have been entitled to an additional incremental fee amount in the event of a purchase price for Vitacost in excess of $8.00 per Share.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VITACOST.COM, INC.

By:	/s/ Jeffrey J. Horowitz
Name:	Jeffrey J. Horowitz
Title:	Chief Executive Officer

Dated:	August 8, 2014

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